Room 4561


								June 17, 2005


Robert L. Howard-Anderson
President and Chief Executive Officer
Occam Networks, Inc.
77 Robin Hill Road
Santa Barbara, CA  93117

	Re:    	Occam Networks, Inc.
		Registration Statement on Form S-1
		Filed May 19, 2005
		File No. 333-125060


Dear Mr. Carl:

      We have limited our review of the above-referenced Form S-1 registration statement to the cover page, selling shareholder table and the description of stock. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please be advised that all comments relating to the Form10-K for the year ended December 31, 2004 and to the pending application for confidential treatment must be resolved before you seek acceleration of the effective date of the above-cited registration statement. Cover Page
2. Please ensure that you refer to the separate distribution of shares conducted as a rights offering. Similarly, the cover page to the rights offering prospectus should contain a corresponding reference to this resale distribution.

Selling Stockholders
3. Please identify the natural person or persons who have sole or shared voting and/or investment power over each of the entities listed in the table. This disclosure may be included in the footnotes to the table. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the Corporation Finance Manual of Publicly Available Telephone Interpretations, as well as interpretation I.60 of the July 1977 version of the telephone interpretations manual.
4. Please tell us whether any of the selling shareholders are affiliates of a registered broker-dealer. If so, please identify them as such and disclose whether the sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Description of the Series A-2 Convertible Preferred Stock
5. We note your disclosure on page 35 under the caption
Insufficient
Authorized Common Stock regarding the "issuance of all the Series
A-2
preferred stock offered hereby. . . ."  As this registration statement is limited to the resale transactions, it is unclear how this sentence relates to the registration statement. Please revise or advise.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* 		should the Commission or the staff, acting pursuant to
delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* 	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions should be directed to Maryse Mills-Apenteng at
(202) 551-3457 or, in her absence, the undersigned at (202) 551-
3462.
If you still require further assistance, you may contact Barbara
C.
Jacobs, Assistant Director, at (202)-551-3730.

								Sincerely,



      			Mark P. Shuman
      			Branch Chief - Legal


cc:  	Via facsimile:  650-493-9300
      Lance E. Brady, Esq.
      Wilson Sonsini Goodrich & Rosati, PC
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Robert L. Howard-Anderson
Occam Networks, Inc.
June 17, 2005
Page 1